UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76521 / November 25, 2015

Admin. Proc. File No. 3-16774

In the Matter of

GW ONE, INC.,
PACIFIC POWER GROUP, INC.,
PFF BANCORP, INC.,
ROBERTSON ACQUISITIONS II, INC. (CIK No.
  1554100), and
ROBERTSON ACQUISITIONS II, INC. (CIK No.
  1554622)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by GW One, Inc., Pacific Power Group, Inc., PFF
Bancorp, Inc., Robertson Acquisitions II, Inc. (CIK No. 1554100), or Robertson Acquisitions II,
Inc. (CIK No.1554622) and the Commission has not chosen to review the decision on its own
initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to GW One, Inc., Pacific Power Group, Inc., PFF
Bancorp, Inc., Robertson Acquisitions II, Inc. (CIK No. 1554100), and Robertson Acquisitions
II, Inc. (CIK No. 1554622).[2] The order contained in that decision is hereby declared effective.
The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of

---

[1]   17 C.F.R. § 201.360(d).

[2]   *GW One, Inc., Pac. Power Grp., Inc., PFF Bancorp, Inc., Robertson Acquisitions II, Inc.
(CIK No. 1554100), and Robertson Acquisitions II, Inc. (CIK No. 1554622),* Initial Decision
Release No. 890 (Sept. 29, 2015), 112 SEC Docket 10, 2015 WL 5714589. The Central Index
Key numbers are: 1381976 for GW One, Inc.; 1013628 for Pacific Power Group, Inc.; 1004969
for PFF Bancorp., Inc.; 1554100 for Robertson Acquisition II, Inc.; and 1554622 for Robertson
Acquisition II, Inc.

1934, the registrations of each class of registered securities of GW One, Inc., Pacific Power Group, Inc., PFF Bancorp, Inc., Robertson Acquisitions II, Inc. (CIK No. 1554100), and Robertson Acquisitions II, Inc. (CIK No. 1554622), are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 890
ADMINISTRATIVE PROCEEDING
File No. 3-16774

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GW ONE, INC., PACIFIC POWER GROUP, INC., PFF BANCORP, INC., ROBERTSON ACQUISITIONS II, INC. (CIK No. 1554100), and ROBERTSON ACQUISITIONS II, INC. (CIK No. 1554622)	INITIAL DECISION OF DEFAULT September 29, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents. The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 1, 2015, the Commission initiated this proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934 with an Order Instituting Administrative Proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP on September 3, 2015, and their Answers were due by September 16, 2015. *GW One, Inc.*, Admin. Proc. Rulings Release No. 3143, 2015 SEC LEXIS 3864 (Sept. 17, 2015). On September 17, 2015, I ordered Respondents to show cause by September 28, 2015, why the registrations of their securities should not be revoked by default due to their failure to file Answers. *Id.* To date, Respondents have not filed Answers or responded to my show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

GW One, Inc., Central Index Key (CIK) No. 1381976, is a void Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $37,397 from the company's May 4, 2006, inception to September 30, 2007.

Pacific Power Group, Inc., CIK No. 1013628, is a Nevada corporation located in Monterey, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on July 12, 1996.

PFF Bancorp, Inc., CIK No. 1004969, is a forfeited Delaware corporation located in Claremont, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $85,845,000 for the prior six months. On December 5, 2008, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was pending as of July 3, 2014.

Robertson Acquisitions II, Inc., CIK No. 1554100, is a revoked Nevada corporation located in Woodland, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on July 13, 2012.

Robertson Acquisitions II, Inc., CIK No. 1554622, is a California corporation located in Woodland, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on July 24, 2012.

Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors will be adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of GW One, Inc., Pacific Power Group, Inc., PFF Bancorp, Inc., Robertson Acquisitions II, Inc. (CIK No. 1554100), and Robertson Acquisitions II, Inc. (CIK No. 1554622), are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Jason S. Patil
Administrative Law Judge